September 10, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C.  20549

RE:     Entergy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-11299

Dear Mr. Owings:

Following is Entergy's response to the comment of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. J. Wayne Leonard dated September 9, 2010.  For the convenience of the Staff, the Staff's comment is reproduced and is followed by the corresponding response of Entergy.

Form 10-K for Fiscal Year Ended December 31, 2009

Consolidated Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital, page 62

1.
We read your response to comment eight from our letter dated August 31, 2010.  We note that you intend to add reconciliations of each of the components of equity and equity attributable to Entergy Corporation.  Considering that ASC 810-10-50-1A(c) specifically requires that you disclose a reconciliation of the beginning and ending balances for total equity and equity attributable to the parent, please explain to us in more detail how your current and proposed disclosures meet this requirement.

Response:  In future filings Entergy will present the reconciliations of the beginning and ending balances of total equity and equity attributable to Entergy Corporation in a statement of equity and comprehensive income using a format similar to the example "Consolidated Statement of Changes in Equity" provided in ASC 810-10-55-4L, including the presentation of a column for total equity.

Entergy believes that its current disclosure practice substantially complies with ASC 810-10-50-1A(c) because each of the equity line items with more than a very minimal amount of balance activity are reconciled in either the Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital or in Note 7, and as stated in our previous response these represent reconciliations of the activity that affects both total equity and equity attributable to Entergy Corporation.  Therefore, all but a very minimal amount of equity balance activity for the three year reporting period for both total equity and equity attributable to Entergy Corporation is reconciled in either a consolidated statement of changes in equity or in the notes to consolidated financial statements, as required by ASC 810-10-50-1A(c).

Nevertheless, in considering both the Staff's original comment eight and this follow-up comment, we recognize that using a format similar to the example in ASC 810-10-55-4L that presents the reconciliations of all of the individual line items in Entergy's "Equity" section in one location is a better presentation for our readers and is a more direct method of complying with ASC 810-10-50-1A(c).  As stated above, we will use that format in future filings.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, Entergy acknowledges that:

•	Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2009 Form 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy's 2009 Form 10-K; and
•	Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

s/ Theodore H. Bunting, Jr.

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer

Cc:    J. Wayne Leonard
Leo P. Denault
Steven V. Wilkinson
Paul J. Ory